Exhibit 4.(n)

Protective Life Insurance Company

P. O. Box 1928

Birmingham, Alabama 35282-8238

800-456-6330

ENDORSEMENT TO EXTEND THE ANNUITY COMMENCEMENT DATE

AND

MODIFY THE DEATH BENEFIT

This endorsement is being issued at your request.  In exchange for extending the latest Annuity Commencement Date available under the Contract to a date not later than the oldest Owner’s or Annuitant’s 95th birthday, you agree that future surrenders from the Contract will result in a proportional adjustment to the Death Benefit.

This endorsement supersedes any conflicting terms and provisions in your Contract (including other endorsements and riders, if any), but the remaining provisions of your Contract remain in full force and effect except as modified by this endorsement.

In order to effectuate the agreement described in the first paragraph of this endorsement, your Contract is amended as follows:

1.               The second sentence of the ‘Annuity Commencement Date’ provision is deleted and replaced by the sentence below.

“The Annuity Commencement Date may not be later than the oldest Owner’s or Annuitant’s 95th birthday.”

2.               For the purpose of calculating the death benefit, each withdrawal or partial surrender that occurs on and after the Effective Date of this endorsement will reduce the Death Benefit in the same proportion that the amount withdrawn or surrendered, including any applicable surrender charges, reduced the Contract Value as of the Valuation Period during which it was taken.

Signed by the Company and made a part of your Contract as of this endorsement’s Effective Date, which is {Date}.

Protective Life Insurance Company

Secretary